September 23, 2019


Alberto H. Zapata, Esq.
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-8629

Re:	Variable Annuity Account 					SENT VIA EDGAR
	Minnesota Life Insurance Company
	File Nos: 333-212515; 811-04294 ("Advantage") - Post-effective Amendment #8
                  333-140230; 811-04294 ("Extra") - Post-effective Amendment #40
                  333-182763; 811-04294 ("Guide") - Post-effective Amendment #22

Dear Mr. Zapata:

Thank you for the opportunity to respond to the Staff's comments, provided via telephone on September 16, 2019, regarding the above-listed post-effective amendments filed by Minnesota Life Insurance Company (the "Company") on July 31, 2019. The Staff's comments are set forth below, followed by the Company's responses.

The following revisions will be incorporated into the above-referenced post-effective amendments once the Company receives Staff approval to do so.

COMMENTS

1.	Comment - Explanatory Note: Consider removing excess hedging language used in incorporating by reference the prospectus.

	Response: This comment is no longer applicable. The explanatory note will be removed as the 485(b) filing will include the full registration statement and no parts will be incorporated by reference.

2.	Comment - Benefit Section: Highest Percentage Available - Consider
clarifying language stating that the rider offers the highest percentage used to calculate a benefit base enhancement.

	Response: We will remove language characterizing the Joint 50 rider as offering the highest percentage compared to other riders included in the prospectus. We intend to remove similar language otherwise located throughout the prospectus in subsequent filings.

3.	Comment - Use of the Term 'Pro-rata Basis': Consider clarifying the meaning of 'Pro-rata Basis' as it applies to withdrawals and the effect on the benefit base.

Response: The Company believes, respectfully, that the term 'Pro-rata Basis' is sufficiently clear. The term 'Pro-rata Basis' is defined within the "Special Terms" section of the prospectus and serves to explain how it is calculated.

4.	Comment - Benefit Base Reset Section: Consider clarifying the difference between "your current rider charge" and "the current rider charge for new issues" as it applies to benefit base resets.

	Response: The Company will revise the referenced language consistent with the Staff's comment. The Company will further describe that the term "new issues" is analogous to individuals who have newly purchased the rider.

5.	Comment - Rider Termination Section: Consider clarifying the statement "A proportionate amount of the rider charge will be deducted upon termination of this rider or surrender of the contract."

Response: The Company will revise the referenced language consistent with the Staff's comment. Additional language will be included to clarify that the proportionate amount of the rider charge is based on the duration of time the rider has been owned since the last assessment of rider charges.

Please direct additional questions or comments to me at (651) 665-1590 or john.hite@securian.com.

Very truly yours,

/s/ John P. Hite

John P. Hite
Attorney